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                             September 23, 2020

       George Syllantavos
       Co-Chief Executive Officer, Chief Financial Officer, and Director Growth Capital Acquisition Corp.
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174

                                                        Re: Growth Capital
Acquisition Corp.
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-1
                                                            Filed September 16,
2020
                                                            File No. 333-248087

       Dear Mr. Syllantavos:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-1 filed September 16, 2020

       Exclusive forum for certain lawsuits, page 134

   1. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any
duty or liability created by the Exchange Act. Please ensure that the exclusive forum
provision in the governing documents states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any actions arising under
the Exchange Act.

               You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Anne M.
       McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
 George Syllantavos
Growth Capital Acquisition Corp.
September 23, 2020
Page 2

(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameGeorge Syllantavos
                                                         Division of
Corporation Finance
Comapany NameGrowth Capital Acquisition Corp.
                                                         Office of
Manufacturing
September 23, 2020 Page 2
cc:       Jeffrey W. Rubin, Esq.
FirstName LastName